

Franklin Electric

Shareholders Meeting
May 2008



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to the Company's financial results, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending December 30, 2006, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Franklin Electric

Topics

- Overview – Strategy for Growth

- Review Recent Financial Performance

- Outlook

Strategic Focus

Premier Global Supplier of Pumping Systems and Components to the Residential, Agricultural and Commercial (RAC) Water Systems and Petroleum Equipment Distribution Channels







Strategic Focus

$5.8 Bil Addressable Market


Water Pumping Systems Producers
Distributors
Installing Contractors
Residential, Agricultural & Commercial End Users

$1 Bil Addressable Market


Petroleum Equipment Producers
Distributors
Installing Contractors
Filling Station Owners

- Growing Global Demand
- Customers Value Reliability
- Franklin Brand Equity

 Franklin Electric

Growth Strategy
Product Line Extensions and Geographic Expansion

Water Systems


Franklin
Submersible Motor
1950s


Motors, Controls
and Drives
1990s


Motors, Pumps, Drives
and Controls
2004


Adjacent Pumping
Systems
2006


Global
Sales
Opportunity

Fueling Systems


Franklin
Submersible Motor
1960s


FE Petro
Turbine Pump
1980s


FE Petro Turbine
and Drive
1990s


Adjacent Products
2000s


Global
Sales
Opportunity

6

Franklin Product Mix

Annualized Sales Run Rate Approx. $750 mil



Water Systems

76%

Fueling Systems

24%

Water Systems
Core and Complimentary Products

Franklin Electric

Complimentary Pumping Systems
- Sump Pumps
- Condensate Pumps
- Sewage Pumps
- Utility Pumps
- Effluent Pumps
- Irrigation Pumps
- Pressure Boost Pumps

Total Addressable Market $3.8 Bil

Core
Groundwater
Pumping Systems
Total Addressable
Market $2.0 Bil

Business Dynamic

Groundwater Capability Facilitates Building Distribution and Sales of Complimentary Products and Vice Versa


Position in Groundwater Facilitates Sales and Distribution Growth of Complimentary Pumping Systems
Growing Supply Base of Complimentary Pumping Systems Facilitates Sales and Distribution Growth in Groundwater

Franklin Global Market Position
Groundwater Pumping Systems

	% of $2 bil Global Addressable Market*
Franklin Electric	18-19%
Competitor A	11-13%
Competitor B	10-11%
Competitor C	9-11%
Competitor D	3-4%
All Others	42-49%
Total	**100%**

* Source – Franklin Management Estimates

Franklin Global Market Position

Residential, Agricultural and Commercial Pumping Systems

	% of $5.8 bil Global Addressable Market*
Competitor A	13-16%
Competitor B	11-12%
Franklin Electric	10-11% ← **5-6% in 2004**
Competitor C	6-8%
Competitor D	2-3%
All Others	51-59%
Total	**100%**

* Source – Franklin Management Estimates

Fueling Systems
Product Line



Fueling Systems Growth

Process Control Products and Services:

- Vapor Control and Monitoring

- Variable Speed Pumping

- Leak Detection

- Inventory Control

- Product Adulteration Detection

Franklin Fueling Global Market Position

Fueling Equipment*

	% of $1 bil Global Addressable Market**
Franklin Electric	17%
Competitor A	12-14%
Competitor B	10-12%
All Others	57-61%
Total	**100%**

* Excludes Dispensing Systems
** Source – Franklin Management Estimates

Franklin Sales Growth



Franklin EPS



1st Quarter 2008 **up 67%** vs. 1st Quarter 2007

Franklin Operating Units
Sales Mix



2007 Operating Earnings
Down **65%**

2007 Operating Earnings
Up **65%**

2007 Operating Earnings
Up **55%**

2007 Operating Earnings
Up **17%**

Fueling Systems

Americas Water Systems

International Water Systems*

Water Transfer Systems

* Asia/Pacific, Europa, South Africa

Americas Water Systems

Business Model Before 2004



- Pump Industry Consolidation
- 2 OEMs Control 70% of our Sales in North America

Franklin Electric

Americas Water Systems

Business Model After 2004



Submersible Motors,
Controls, Drives , & Pumps
Franklin Electric
Small Submersible
Motors & Controls
Discontinue supply to major OEMs 1/1/07
PUMP OEMs
DISTRIBUTOR
CONTRACTORS
WELL OWNERS

Franklin Electric

Americas Water Systems

Sales Mix


300
250
200
150
100
50
0
272
227
200
175
119
56
137
63
102
111
Stockpile
• Industry co
• 2 major OE
70% of Am
Water sales
• Major OEM
displace Franklin
• Franklin starts selling products to distributors
• Legal settle
agrees to s
major OEMs until 1/1/07
• 2 major OEMs stockpile an estimated $40 mil of Franklin motors
• Franklin discontinues sales to major OEMs
• Major OEMs start liquidating Franklin motor stockpile
2003
2004
2005
2006
2007
2008
(Budget)
2 Major OEMs
"All Other"

Franklin Electric

Americas Water Systems

Sales Mix



300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
125
272
111
161
Stockpile
199
197
2
220-
230
2003
2004
2005
2006
2007
2008
(Budget)
2 Major OEMs
"All Other"

- Franklin sales to all other customers growing $20 to $30 mil per year heading into 2008

Franklin Electric

North America Water Systems Industry
4" Pump/Motor + Pump End Shipments (Units*)

	2006	**2007**	**% change**
Total Industry (WSC)	989,000	884,000	(10.6%)

2007 Franklin Shipments   Up **32%** ⬆

2007 2 Major OEMs   Estimated Down **25%** ⬇

Response:
Price Discounting

* Source: Water Systems Council and Franklin Management Estimates

22

2007 New Product and Facility Initiatives

TRI-SEAL

VersaJet






New Linares Pump Plant



Madison Consolidation



Grant County Expansion

2007 Earnings Performance

- Fueling, International Water and Water Transfer Systems Operating Earnings
  - **Up 46%**

- Americas Water Systems Issues:
  - Stockpile Liquidation
  - Housing Recession
  - Strategic Initiatives

2008 Earnings Improvement

- Organic Sales Growth

- Fixed Spending Leverage

- Cost Reduction Initiatives

- Accretive Acquisitions

2008 Earnings Improvement
Organic Sales Growth

	2008 Organic Sales Growth Guidance	2008 1st Quarter
Global Water Systems	10%	12%
Fueling Systems	30%	31%
Total	**12%**	**17%**
Overall Sales Growth (including acquisitions)	**25%**	**34%**



Americas Water Systems
Organic Sales Growth

Water Systems Sales in Developing Regions*
2002 – 2008 Forecast ($ 000s)



* Latin America/Brazil, Asia/Pacific, Middle East, Africa, Eastern Europe

Fueling Systems Organic Sales Growth in 2008
Environmental Legislation – California Vapor Control Regulations



- **Vapor Control System Purchases**
  4/30/08 to 4/30/09 - $135 mil

- **Vapor Monitoring System Purchases**
  4/30/08 to 10/1/10 - $60 mil

- **Franklin 1 of Only 2 Approved Suppliers**

- **Other Countries/Municipalities May Follow**



2008 Earnings Improvement
Fixed Spending Leverage* ($ mil)

29.2%   **31.7%**   **29.5%**

$14 - 17 mil Cost Improvement

* Fixed Spending = (SG & A Spending – Sales Commissions) + Fixed Manufacturing Spending + Restructuring Spending

2008 Earnings Improvement
Cost Reduction Initiatives Start to "Kick In"

- Transition to New 4" Pumps Complete (2nd Qtr. 2008)

- New Linares, Mexico Pump Plant Start-up (2nd Qtr. 2008)

- Fueling Consolidation in Madison (4th Qtr. 2007)

- Wittlich & Siloam Springs Rightsizing (January 2008)

$7 - 10 mil Cost Improvement

2008 Earnings Improvement

Accretive Acquisitions



Pump Brands	**Monarch Pumps**	**Bombas Schneider**
(Southern Africa)	**(Canada & US)**	**(Brazil)**
Sales $35 Mil	Sales $33 Mil	Sales $44 Mil

2008 Earnings Improvement

- Organic Sales Growth

- Fixed Spending Leverage

- Cost Reduction Initiatives

- Accretive Acquisitions

1st Quarter EPS
2000 – 2008





- **Raw Material and Freight Inflation**

Franklin Changing Global Profile
($ mil)

2004   **2008**

Products
- 🟩 Motors
- 🟦 Pump Systems/Components

 

Customers
- 🟩 Top 2
- 🟦 All Other

 

Geographic Sales
- 🟩 Developing Regions
- 🟦 Developed Regions

 

Manufacturing Headcount
- 🟩 US & Western Europe
- 🟦 Low-Cost Countries

 



Franklin Electric Dividend History
2008 – Dividend Increased for 16th Consecutive Year


